Exhibit (a)(1)(H)

Form of Email Notice Regarding Rejection of Options for Exchange

From: AwardTraq Exchange

Subject: Notice of Rejection of Eligible Options

Hello [First Name],

Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Options for New Options, dated March 6, 2023 (the “Offer to Exchange”). With this letter, we are notifying you that ADC Therapeutics has rejected for exchange the options listed on your Election Form. Accordingly, your options will remain outstanding and subject to their original terms. For any questions, please contact hr@adctherapeutics.com.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Exchange.

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